Filed by RMR Asia Pacific Real Estate Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rules 13e-4 and 14a-12

under the Securities and Exchange Act of 1934, as amended

Subject Company: RMR Asia Pacific Real Estate Fund

Commission File No. 811-22260

FOR IMMEDIATE RELEASE

Contacts:
Timothy A. Bonang, Vice President, Investor Relations, or
Carlynn Finn, Senior Manager, Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Funds Announce Date for 2011 Annual Meetings

at Which the Previously Announced Merger Will Be Considered

and the Record Date for This Meeting

Newton, MA (October 14, 2011):  RMR Asia Pacific Real Estate Fund (NYSE Amex: RAP) and RMR Real Estate Income Fund (NYSE Amex: RIF) today announced that the 2011 joint annual meeting of shareholders of RAP and RIF will be held at the offices of the RMR Funds, Two Newton Place, 255 Washington Street, Suite 100, Newton, Massachusetts at 9:30 a.m. (eastern standard time) on Tuesday, December 13, 2011.  The record date for determining shareholders entitled to vote at this meeting has been set as the close of business on Monday, October 24, 2011.

On June 1, 2011 and August 1, 2011, the RMR Funds previously announced that they were pursuing a merger which would result in a combination of RAP and RIF into one fund which would pursue the investment objectives of RIF and that they had filed preliminary documentation with the Securities and Exchange Commission, or the SEC, necessary to solicit shareholder approvals for that combination.  At the time of the June announcement, the RMR Funds set a record date of June 13, 2011, and a target meeting date to consider the merger proposals of September 20, 2011.  Because of unanticipated delays in the preparation of the proxy materials for consideration of the merger proposals, the June 13 record date and the September 20 meeting have been cancelled.  Instead, matters related to the merger of RAP and RIF will be considered as part of the Funds’ joint annual meeting on December 13, 2011.

At the annual meeting, RAP and RIF shareholders will be asked to elect a Class I Trustee of each Fund.  In connection with the proposed merger of RIF with and into RAP, RAP shareholders will also be asked to consider the issuance of additional common shares of RAP, proposed revisions to the fundamental investment objectives and restrictions of RAP, and a new investment advisory contract between RAP and RMR Advisors, Inc.  If the merger is completed, RAP and RIF will become a single closed end fund (the “Reorganized Fund”) and the Reorganized Fund will operate in the same manner that RIF is currently operated.  If RAP shareholders approve their merger related proposals, RAP will make a self tender offer for up to 20% of its outstanding common shares prior to the closing of the merger.  The tender offer price will be RAP’s net asset value, or NAV, per common share at the time the purchase is completed.

THE INFORMATION IN THIS PRESS RELEASE IS NOT COMPLETE.  A preliminary Joint Proxy Statement/Prospectus has been filed with the SEC and persons interested in the proposed reorganization should read the complete SEC filings.  Moreover, these SEC filings are preliminary only.  The final terms of the reorganization described in this press release may change as a result of comments received from the SEC staff or otherwise.  The documents filed with the SEC may be amended or withdrawn and they will not be distributed to shareholders of RAP or RIF unless and until they are declared effective by the SEC.  This press release is not intended to, and shall not, constitute an offer to purchase or sell shares of RAP or RIF; nor is this press release intended to solicit a proxy from any shareholder of RAP or RIF.  The solicitation of the purchase or sale of securities or of proxies for voting at the shareholders meeting described above may only be made by a final, effective RAP Registration Statement, which includes a definitive Joint Proxy Statement/Prospectus, after the RAP Registration Statement is declared effective by the SEC.

RAP, and its trustees, officers and employees, and investment advisor, RMR Advisors, Inc., and its shareholders, officers and employees and other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed reorganization and the matters to be considered at the December 13, 2011 meeting.  Investors and shareholders may obtain more detailed information regarding the direct and indirect interests of RAP’s trustees, officers and employees, and RMR Advisors, Inc.’s shareholders, officers and employees and other persons by reading the preliminary and definitive Joint Proxy Statement/Prospectus regarding the proposed reorganization, filed with the SEC, when they become available.

The RAP Registration Statement has not yet become effective, and the information contained therein, including the information contained in the Joint Proxy Statement/Prospectus, is not complete and is subject to change.  INVESTORS AND SECURITY HOLDERS OF RAP AND RIF ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR

ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT THE REORGANIZATION AS WELL AS THE INVESTMENT OBJECTIVES, RISKS AND THE CHARGES AND EXPENSES AND OTHER IMPORTANT INFORMATION ABOUT RAP.  INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES, RISKS, AND THE CHARGES AND EXPENSES OF RAP CAREFULLY.  RAP may not sell securities until RAP’s Registration Statement, which includes the Joint Proxy Statement/Prospectus, filed with the SEC is effective. Also, the Joint Proxy Statement/Prospectus is not an offer to sell securities, or a solicitation of an offer to buy securities, in any state where such offer or sale is not permitted.

The tender offer referred to in this press release has not yet commenced and relates to a planned tender offer by RAP for up to 20% of its outstanding shares at a price equal to RAP’s NAV per common share at the time the purchase is completed.  This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of RAP in the tender offer.  Such a solicitation and the offer to buy shares of RAP will be made pursuant to an offer to purchase and related materials that RAP intends to file with the SEC, subject to the satisfaction of the conditions described herein.  At the time the tender offer is commenced, RAP intends to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer.  RAP intends to mail these documents to the shareholders of RAP.  These documents will contain important information about the tender offer and shareholders of RAP are urged to read them carefully when they become available.

Investors may obtain free copies of the Joint Proxy Statement/Prospectus, tender offer statement, and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov.  In addition, free copies of the Joint Proxy Statement/Prospectus, tender offer statement and other documents filed with the SEC may also be obtained after RAP’s Registration Statement becomes effective by directing a request to: RMR Advisors, Inc., Two Newton Place, 255 Washington Street, Suite 300, Newton, MA, 02458 or by calling: (617) 332-9530.

RIF and RAP are both closed end managed investment companies advised by RMR Advisors, Inc., of Newton, MA.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE INCLUDES FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON RAP’S AND RIF’S PRESENT BELIEFS AND

EXPECTATIONS, BUT THEY ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR FOR VARIOUS REASONS, INCLUDING SOME REASONS BEYOND RAP’S OR RIF’S CONTROL.  FOR EXAMPLE:

•                  THIS PRESS RELEASE STATES THAT A PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS TO IMPLEMENT A REORGANIZATION BY WHICH RIF WILL BE MERGED INTO RAP HAS BEEN FILED WITH THE SEC.  THE IMPLICATION OF THIS STATEMENT MAY BE THAT RIF WILL BE MERGED INTO RAP. THIS MERGER IS CONDITIONED UPON SHAREHOLDER APPROVAL BY RAP SHAREHOLDERS AND CERTAIN OTHER MATTERS.  RAP SHAREHOLDERS MAY NOT APPROVE THIS MERGER.  ACCORDINGLY, THIS MERGER MAY NOT OCCUR.

•                  THIS PRESS RELEASE STATES THAT PRIOR TO THE REORGANIZATION RAP WILL UNDERTAKE A SELF TENDER OFFER FOR UP TO 20% OF ITS OUTSTANDING SHARES AT A PRICE EQUAL TO RAP’S NAV PER SHARE.  THIS STATEMENT IMPLIES THAT RAP SHAREHOLDERS WHO DO NOT WISH TO REMAIN RAP SHAREHOLDERS AFTER RIF IS MERGED INTO RAP AND RAP CHANGES ITS INVESTMENT OBJECTIVES OR WHO WISH TO SELL THEIR RAP SHARES AT NAV FOR OTHER REASONS MAY BE ABLE TO SELL THEIR RAP SHARES AT NAV.  HOWEVER, IF RAP SHAREHOLDERS WHO OWN MORE THAN 20% OF RAP’S SHARES ELECT TO TENDER THEIR SHARES, ONLY A PRO RATA AMOUNT OF THE TENDERED SHARES FROM EACH SHAREHOLDER WILL BE PURCHASED.  ALSO, RAP’S MAKING A TENDER OFFER IS CONDITIONED UPON THE APPROVAL OF THE MERGER OF RIF INTO RAP WHICH IS ITSELF CONDITIONED AS SET FORTH ABOVE.  ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT SHAREHOLDERS OF RAP WILL BE ABLE TO SELL ANY OR ALL OF THEIR RAP SHARES AT RAP’S NAV PER SHARE.

FOR THESE AND OTHER REASONS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

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